# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: InspireMD, Inc., CIK 0001433607
CUSIP: 45779A846
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 6303 WATERFORD DISTRICT DRIVE, 6303 WATERFORD DISTRICT DRIVE, MIAMI, Florida (FL), 33126
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001622627-23-000012
Filed by CIK 0001622627

## Reporting persons
- Rosalind Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 10,987,104; sole dispositive power 0; shared dispositive power 10,987,104; aggregate amount beneficially owned 10,987,104 (9.4% of the class)
  Comment: The percentage set forth in Row 11 of the cover page for each Reporting Person is based upon 41,720,662 shares of common stock outstanding of the Issuer as of August 1, 2025, in accordance with the S-3 filed on August 1st. However, as more fully described in Item 4, the securities reported in rows 6, 8, and 9 show the number of shares of Common Stock that would be issuable upon exercise of such reported securities and do not give effect to blocker provisions. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows 6, 8, and 9.
  
  (6) 3,905,743 shares of Common Stock
  7,081,361 shares of Common Stock issuable upon exercise of warrants
- SALAMON STEVEN A J: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 10,987,104; sole dispositive power 0; shared dispositive power 10,987,104; aggregate amount beneficially owned 10,987,104 (9.4% of the class)
  Comment: (6)3,905,743 shares of Common Stock
  7,081,361 shares of Common Stock issuable upon exercise of warrants
- Aharon Gil: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 10,987,104; sole dispositive power 0; shared dispositive power 10,987,104; aggregate amount beneficially owned 10,987,104 (9.4% of the class)
  Comment: (6)3,905,743 shares of Common Stock
  7,081,361 shares of Common Stock issuable upon exercise of warrants
- Rosalind Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,485,697; sole dispositive power 0; shared dispositive power 9,485,697; aggregate amount beneficially owned 9,485,697 (8.4% of the class)
  Comment: (6)3,508,336 shares of Common Stock
  5,977,361 shares of Common Stock issuable upon exercise of warrants
- Rosalind Opportunities Fund I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,501,407; sole dispositive power 0; shared dispositive power 1,501,407; aggregate amount beneficially owned 1,501,407 (0.1% of the class)
  Comment: (6)397,407 shares of Common Stock
  1,104,000 shares of Common Stock issuable upon exercise of warrants

## Item 1. Issuer
Name of issuer: InspireMD, Inc.
Address of issuer's principal executive offices: 6303 WATERFORD DISTRICT DRIVE, 6303 WATERFORD DISTRICT DRIVE, MIAMI, FLORIDA, 33126.

## Item 2. Person Filing
Name of person filing:
Rosalind Advisors, Inc. (Advisor to RMF and ROFI)
Rosalind Master Fund L.P. (RMF)
Rosalind Opportunities Fund I L.P. (ROFI)
Steven Salamon (President)
Steven Salamon is the portfolio manager of the Advisor which advises RMF.
Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF.
Address of principal business office or, if none, residence:
Rosalind Advisors, Inc.
Rosalind Opportunities Fund I L.P.
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Rosalind Master Fund L.P.
P.O. Box 309
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Steven Salamon
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Gilad Aharon
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada
Citizenship: Mr. Salamon and Mr. Aharon are citizens of Canada, resident in Ontario

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information as of the date of the event which requires filing of this statement required by Items 5(a) to (c) is set forth in Rows 7 to 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 13 of the cover page for each Reporting Person is based upon 29,689,857 shares of common stock outstanding of the Issuer as of March 12, 2025, in accordance with the Issuers 10K filed on March 12, 2025.
Rosalind Master Fund L.P.& Rosalind Opportunities Fund I L.P. may have been deemed to have the beneficial ownership of 2,274,990 shares of common stock representing the beneficial ownership of approximately 7.7% of the common stocks as mentioned above, which excludes the 7,438,181 shares issuable upon the exercise of pre-funded and standard warrants because they contain a blocker provision under which the holder thereof does not have the right to exercise any of the warrant to the extent that such exercise would result in beneficial ownership by the holder in excess of 9.99% of the Common Stock. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the warrants due to the Blockers.

Rosalind Advisors, Inc., or the Advisor, is the investment advisor to RMF and ROFI, and may be deemed to be the beneficial owner of shares held by RMF and ROFI. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF and ROFI. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.
Percent of class:
Rosalind Advisors, Inc. 9.4%
Rosalind Master Fund L.P. 8.4%
Rosalind Opportunities Fund I L.P. 0.9%
Steven Salamon 9.4%
Gilad Aharon 9.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Rosalind Advisors, Inc. 3,905,743
Rosalind Master Fund L.P. 3,508,336
Rosalind Opportunities Fund I L.P. 397,407
Steven Salamon 3,905,743
Gilad Aharon - 3,905,743
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Rosalind Advisors, Inc. 3,905,743
Rosalind Master Fund L.P. 3,508,336
Rosalind Opportunities Fund I L.P. 397,407
Steven Salamon 3,905,743
Gilad Aharon - 3,905,743

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rosalind Advisors, Inc.: Steven Salamon, President (08/11/2025)
- SALAMON STEVEN A J: Steven Salamon, Steven Salamon (08/11/2025)
- Aharon Gil: Gil Aharon, Gil Aharon (08/11/2025)
- Rosalind Master Fund L.P.: Mike McDonald, Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund) (08/11/2025)
- Rosalind Opportunities Fund I L.P.: Steven Salamon, Director, Rosalind Opportunities Fund I GP. Inc. (as General Partners to Rosalind Opportunities Fund I) (08/11/2025)